SCHEDULE 13D

CUSIP No. 68372W 10 6	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Almadoro Minerals Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68372W 10 6

(CUSIP Number)

Thomas Martin Stemple

14405 W. Colfax Ave. Suite 104
Lakewood, CO 80401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68372W 10 6	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Thomas Martin Stemple S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |_| (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 6,200,000 shares (See Note 1)
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 share
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,200,000 shares (See Note 1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,200,000 shares (See Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) X (See Note 1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Note 2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Note 1:    The Reporting person beneficially owns 6,200,000 outstanding shares of the Issuer’s common stock (the “Common Stock”). Thomas Martin Stemple does not exercise voting or dispositive power over any other shares except those reflected herein and disclaim the beneficial ownership of any other shares. If Thomas Martin Stemple and certain of his relatives were deemed to be acting as a “group”, they would own 19,900,000 shares of the Company’s Common Stock or 45.7% of the issued and outstanding shares of Common Stock.

Note 2:    This percentage represents the percentage of outstanding shares of Common Stock beneficially held by the Reporting Person. This percentage assumes that there are 43,515,000 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated as of June 3, 2008.

ITEM 1.     Security and Issuer

        The class of equity securities to which this statement on Schedule 13D (“Statement”) relates is the Common Stock, par value $0.001 per share of Almadoro Minerals Corp., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is located at 14405 W. Colfax Ave. Suite 104 Lakewood, CO 80401.

ITEM 2.     Identity and Background.

         (a)        This statement is being filed by Thomas Martin Stemple, sometimes referred to herein as the “Reporting Person.

         (b)        The business address of Thomas Martin Stemple is 14405 W. Colfax Ave. Suite 104 Lakewood, CO 80401.

         (c)        Thomas Martin Stemple is a 10% or greater shareholder of the Company and is a relative of the Company's President and Chief Executive Officer of the Issuer.

         (d)        During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)        During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)        Thomas Martin Stemple is a citizen of the United States of America.

ITEM 3.      Source and Amount of Funds or Other Consideration.

        The securities (the “Shares”) acquired by the Reporting Person and reported in this Statement were acquired effective July 17, 2008 under the terms of a Stock Purchase Agreement from Ken Ralfs from personal funds of the Reporting Person for $0.0001 per share.

ITEM 4.     Purpose of Transaction.

        The Shares were acquired for investment purposes. Except as set forth herein, the Reporting Person has no plans or proposals that relate to or result in:

         (a)        the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b)        an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c)        a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d)        any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e)        any material change in the present capitalization or dividend policy of the Issuer other than as described herein;

         (f)        any other material changes in the Issuer’s business or corporate structure;

         (g)        any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

         (h)        the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i)        in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)        any action similar to any of those enumerated above.

ITEM 5.     Interest in Securities of the Issuer

(a)	As of the date of this Statement, the Reporting Person beneficially owns 6,200,000 shares, or 14.2% of the Issuer’s outstanding Common Stock. This percentage assumes that there are 43,515,000 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated as of June 3, 2008.

(b)	The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 6,200,000 shares of Common Stock.

(c)	The Reporting Person is the Chief Operating Officer of Bottle Wraps, Inc., a company that manufactures and prints vinyl wraps for water bottles located at 601-16th Street, Suite C #438, Golden, Colorado 80401.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares reported on this Statement.

(e)	Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or relationships with respect to Securities of the Issuer.

        Except as discussed in Items 3 and 4 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     Material to be filed as Exhibits.

        Stock Purchase Agreement between Thomas Martin Stemple, Ken Ralfs and Almadoro Minerals Corp. effective July 17, 2008.

        The Reporting Person declares that the filing of this Schedule 13D, as amended from time to time, shall not be construed as an admission by the Reporting Person that she is the beneficial owner, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, of any of the securities covered by this report.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas Martin Stemple
	By:	/s/ Thomas Martin Stemple
July 31, 2008	Name:	Thomas Martin Stemple

STOCK PURCHASE AGREEMENT

        THIS STOCK PURCHASE AGREEMENT (“Stock Purchase Agreement”) is made and entered into effective July 17, 2008 by and among Ken Ralfs (“Seller”), Almadoro Minerals Corp., a Nevada corporation (the “Company”) and Thomas Martin Stemple (“Purchaser”). Seller, the Company and Purchaser are sometimes referred to herein as the “Parties.”

RECITALS

         A.        Seller desires to sell 6,200,000 shares of $0.001 par value common stock (“Securities”) of the Company at a purchase price of $0.0001 per share.

         B.        Seller is also the sole officer and director of the Company.

         C.        Purchaser is willing to purchase such Securities, upon the terms and conditions hereinafter provided.

        NOW, THEREFORE, in consideration of the Recitals, which shall be deemed to be a substantive part of this Stock Purchase Agreement, and the mutual covenants, promises, agreements, representations and warranties hereinafter set forth, the Parties hereto agree as follows:

         1.        Purchase and Sale of Securities.

         (A)        Subject to the terms and conditions hereinafter set forth in this Stock Purchase Agreement, Purchaser hereby purchases from Seller 6,200,000 shares of the Company’s par value common Stock.

         (B)        The closing on the transactions contemplated by this Stock Purchase Agreement shall occur simultaneous upon the execution of this Stock Purchase Agreement (the “Closing”).

         (C)        At the Closing, Seller shall deliver to the Company’s transfer agent a certificate representing the Securities duly endorsed for transfer on the Company’s books to Purchaser and irrevocable instructions to transfer and deliver the Securities to Purchaser and Purchaser shall deliver the purchase price for the Securities purchased by check or wire transfer of immediately available funds. The purchase price for the Securities shall be held in escrow pending receipt of the certificate representing the Securities from the Company’s transfer agent.

         2.        Representations and Warranties of Purchaser.

        Purchaser makes the following representations, warranties and covenants to the Company:

        (A)        Organization; Authority. The undersigned, if not an individual, is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by this Stock Purchase Agreement and otherwise to carry out its obligations hereunder. The purchase by Purchaser of the Securities hereunder has been duly authorized by all necessary action on the part of Purchaser. This Stock Purchase Agreement has been duly executed by Purchaser, and when delivered by Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

        (B)        General Solicitation. Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

        (C)        Purchaser Status. Purchaser represents that he (she or it) is an Accredited Investor as that term is defined in Regulation D promulgated under the Securities Act. In general, an “Accredited Investor” is deemed to be an institution with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. In connection with a subscription hereunder, Purchaser will complete, execute and return the Statement of Accredited Investor attached hereto certifying such status.

        (D)        Irrevocability of Subscription. Purchaser agrees that Purchaser’s execution of this Stock Purchase Agreement shall be irrevocable by Purchaser, and that, except as required by applicable law, Purchaser shall not be otherwise entitled to cancel, terminate or revoke this Stock Purchase Agreement or any of Purchaser’s obligations hereunder.

        (E)        No Additional Representations. Purchaser has not made any other representations or warranties to the undersigned with respect to the Company except as contained herein and Purchaser further represents that the Company has not rendered any investment advice to Purchaser.

        (F)        Experience of Purchaser. Purchaser has such knowledge and experience in financial, investment and business matters that he is capable of evaluating the merits and risks of the prospective purchase of the Securities. Purchaser has consulted with such independent legal counsel or other advisers as he has deemed appropriate to assist Purchaser in evaluating the purchase of the Securities.

        (G)        Purchaser Finances. Purchaser represents that he (i) has adequate means of providing for his current financial needs and possible personal contingencies, and has no need for liquidity of investment in the Securities; (ii) can afford to (a) hold unregistered securities for an indefinite period of time as required and (b) sustain a complete loss of the entire amount of the investment; and (iii) has not made an overall commitment to investments which are not readily marketable which is disproportionate so as to cause such overall commitment to become excessive. Purchaser has sufficient liquid assets to sustain a loss of Purchaser ‘s entire investment.

        (H)        Access to Information. Purchaser has reviewed the Company’s Form 10-KSB for the fiscal year ended January 31, 2008, and Form 10-Q for the quarter ended April 30, 2008 are attached hereto as Exhibits A and B, respectively (collectively the “Disclosure Documents”) in their entirety. Purchaser has also been afforded the opportunity to ask questions of, and receive answers from Seller, who is the sole the officer and director of the Company concerning the Company, the Securities and to obtain any additional information, to the extent that Seller possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information furnished; and has availed himself of such opportunity to the extent he considers appropriate in order to permit him to evaluate the merits and risks of an investment in the Securities. Purchaser acknowledges and agrees that all documents, records and books pertaining to this purchase have been made available for inspection.

        (I)        Purchaser Representation. Purchaser acknowledges that none of the Securities have been registered under the Securities Act and are being transferred in reliance on an exemption for transactions between persons not involving a public offering, and further understands that he is purchasing the Securities without being furnished any prospectus setting forth all of the information that would be required to be furnished under the Act. The undersigned further acknowledges that the transfer of the Securities has not been passed upon or the merits thereof endorsed or approved by any state or federal authorities. Further, Purchaser acknowledges and agrees that the Company is or has been in the past a “Shell” company as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

        (J)        No Distribution. The Securities being purchased are being acquired solely for the account of Purchaser and not with a view to, or for resale in connection with, any distribution in any jurisdiction where such sale or distribution would be precluded. By such representation, Purchaser means that no other person has a beneficial interest in the Securities purchased hereunder, and that no other person has furnished or will furnish directly or indirectly, any part of or guarantee the payment of any part of the purchase price to be paid to Seller in connection therewith. Purchaser does not intend to dispose of all or any part of the Securities except in compliance with the provisions of the Act and applicable state securities laws and understands that the Securities are being acquired pursuant to a specific exemption under the provisions of the Act, which exemption depends, among other things, upon compliance with the provisions of the Act.

(K) Restrictions on Transfer.

(i)	Unless the Securities are subject to an effective registration statement, Purchaser further represents and agrees that Purchaser will not sell, transfer or otherwise dispose of or encumber the Securities unless prior to any such sale, transfer, disposition or encumbrance, Purchaser will, if requested, furnish the Company and its transfer agent with an opinion of counsel satisfactory to the Company in form and substance that registration under the Act or applicable state securities laws is not required.

(ii)	Further, pursuant to Rule 144(i), the Securities will not be eligible to be sold pursuant to Rule 144 unless (i) the Company had ceased to be a shell company; (ii) is subject to Exchange Act reporting obligations; (iii) has filed all required Exchange Act reports during the preceding twelve months; and (iv) the Company has filed current “Form 10 information” with the SEC reflecting its status as an entity that is no longer a “Shell” company, then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the Company filed “Form 10 information” with the SEC.

(L) Restrictive Legend. Purchaser hereby agrees that the Company will insert the following or similar legend on the face of the certificates evidencing the Securities:

“These securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or under the securities laws of any state. They may not be sold, offered for sale or hypothecated in the absence of a registration statement in effect with respect to the securities under such act or an opinion of counsel reasonably satisfactory to the company that such registration is not required pursuant to a valid exemption therefrom under the Securities Act.

         (M)        Accuracy of Statements. Purchaser understands and acknowledges that (i) the Securities are offered and sold without registration under the Securities Act in a private purchase and sale from Seller that is exempt from the registration provisions of the Securities Act and (ii) the availability of such exemption depends in part on, and that Seller will rely upon, the accuracy and truthfulness of the foregoing representations and Purchaser hereby consents to such reliance.

        (O)        Finder’s Fee/Commissions. Purchaser represents that he neither is nor will be obligated for any finders’ fee or commission in connection with this transaction or the purchase of the Securities. Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser is responsible.

        (P)        Exemption for Registration. Purchaser understands that the Securities are being transferred pursuant to an exemption from registration under the Securities Act of 1934, as amended, specifically under the so called Section 4 (1-1/2) exemption, which has been recognized in various releases by the Securities and Exchange Commission (the “SEC”), and applicable exemptions from such state or provincial securities acts.

Purchaser certifies that each of the foregoing representations and warranties set forth in subsection (A) through (P) inclusive of this Section 3 are true as of the date hereof and shall survive such date.

         4.        Representations and Warranties of Seller.

        Seller hereby makes the following representations and warranties to Purchaser:

         (A)              Authorization. The sale of the Securities by Seller hereunder has been duly authorized by all necessary action on the part of Seller. This Stock Purchase Agreement has been duly executed by Seller, and when delivered by Seller in accordance with the terms hereof, will constitute the valid and legally binding obligation of Seller, enforceable against him in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

         (B)              Irrevocability of Subscription. Seller agrees that Seller’s execution of this Stock Purchase Agreement shall be irrevocable by Seller, and that, except as required by applicable law, Seller shall not be otherwise entitled to cancel, terminate or revoke this Stock Purchase Agreement or any of Seller’s obligations hereunder.

         (C)              Experience of Seller. Seller has such knowledge and experience in financial, investment and business matters that he is capable of evaluating the merits and risks of the sale of the Securities to Purchaser. Seller has thoroughly read this Stock Purchase Agreement and has had the opportunity to review this Stock Purchase Agreement with a competent legal and/or financial professional advisor of his choice.

         (D)              Knowledge of the Company. Seller is the sole officer and director of the Company and accordingly has knowledge and therefore is aware of all significant and material facts relating to the Company and its operations and proposed operations of the Company upon the acquisition of certain intellectual property to be acquired by the Company from Purchaser, which relate to the financial position of and plans for the Company.

         (E)              Possible Future Appreciation of Securities. Seller understands that by transferring the Shares to Purchaser, Seller may be foregoing the possibility of substantial appreciation in the future with regard to the Securities. Seller has determined, after making the inquiries referred to in this Stock Purchase Agreement and after consideration of all material and significant facts relating to the Company, its operations and its proposed operations upon the acquisition of certain intellectual property to be acquired by the Company from Michael Stemple, that the purchase price for the Securities is reasonable and fair. Seller acknowledges that the determination of the purchase price is the result of arms-length negotiations with Purchaser. Seller further represents that he has been given access to full and complete information regarding the Company and its operations and its proposed operations upon the acquisition of certain intellectual property to be acquired by the Company from Michael Stemple and has utilized such access to his satisfaction, or waived the opportunity to do so, for the purpose of obtaining information about and asking questions and receiving answers concerning the Company and its operations and its proposed operations upon the acquisition of certain intellectual property to be acquired by the Company from Michael Stemple.

         (F)              Access to Information. Seller has been afforded the opportunity to ask questions of Michael Stemple and receive answers regarding the Company and its operations and its proposed operations upon the acquisition of certain intellectual property to be acquired by the Company from Michael Stemple and to obtain any additional information, to the extent that Michael Stemple possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information furnished; and Seller has availed himself of such opportunity to the extent he considers appropriate in order to permit him to evaluate the merits and risks of the sale of the Securities. Seller acknowledges and agrees that all documents, records and books pertaining to the sale of the Securities, the Company, its operations and its proposed operations upon the acquisition of certain intellectual property to be acquired by the Company from Michael Stemple have been made available for inspection.

         (G)              Beneficial Owner. Seller represents that he is the sole record and beneficial owner of the Securities which are intended to be sold to Purchaser in this transaction, and is the exclusive owner of the Securities with absolute right, title and interest to such Securities. Further, the Securities are owned by Seller free and clear of all options, mortgages, restrictions (other than restrictions under applicable state and federal securities laws), liens, charges, assessments, pledges, security interests, adverse claims, equities, limitations or other encumbrances. Upon Seller’s transfer of the Securities, Purchaser will, as a result, receive good and marketable title to all of the Securities, free and clear of all encumbrances, subject to applicable state and federal securities laws.

         (H)              Exemption for Registration. Seller understands that the Securities are being transferred pursuant to an exemption from registration under the Securities Act of 1934, as amended, specifically under the so called Section 4 (1-1/2) exemption, which has been recognized in various releases by the Securities and Exchange Commission (the “SEC”), and applicable exemptions from such state or provincial securities acts.

        Seller certifies that each of the foregoing representations and warranties set forth in subsection (A) through (H) inclusive of this Section 4 are true as of the date hereof and shall survive such date.

    5.        Representations and Warranties of Seller and the Company.

        Seller and the Company hereby makes the following representations and warranties to Purchaser:

         (A)              Organization and Qualification. The Company is a corporation duly incorporated or otherwise organized, validly existing and in good standing under the laws of the state of Nevada, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation of any of the provisions of its articles of incorporation or bylaws.

         (B)              Authorization; Enforcement. The Company has the requisite corporate power and authority to conduct its business as it is currently being conducted. The execution and delivery of this Stock Purchase Agreement and the consummation by it of the transactions contemplated hereby require no further consent or action by the Company.

         (C)              No Conflicts. The execution, delivery and performance of this Stock Purchase Agreement by Seller and the Company and the consummation by Seller and the Company does not and will not: (i) conflict with or violate any provision of the Company’s articles of incorporation or bylaws, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of any agreement, credit facility, debt or other instrument (evidencing a Seller or a Company debt or otherwise) or other understanding to which Seller or the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) will not result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority as currently in effect to which Seller or the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of Seller or the Company is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate (a) adversely affect the legality, validity or enforceability of this Stock Purchase Agreement, (b) have or result in or be reasonably likely to have or result in a material adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Company, taken as a whole, or (c) adversely impair Seller’s ability to perform fully on a timely basis its obligations under this Stock Purchase Agreement (any of (a), (b) or (c), a “Material Adverse Effect”).

         (D)              Filings, Consents and Approvals. Neither Seller nor the Company is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by Seller of this Stock Purchase Agreement.

         (E)              The Securities. The Securities are duly authorized, validly issued and fully paid and nonassessable and upon transfer of the Securities to Purchaser, Purchaser will receive the Securities which will be duly and validly issued, fully paid and nonassessable, free and clear of all liens, and not subject to any preemptive rights.

         (F)              Capitalization. The number of shares and type of all authorized, issued and outstanding capital stock of the Company is as set forth in the Disclosure Documents.

         (G)              SEC Reports; Financial Statements. The Company has filed reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials being collectively referred to herein as the “SEC Reports”) in accordance with the time requirements of the Securities Act and the Exchange Act. A correct and complete copy of each of the SEC Reports (together with all exhibits and schedules thereto and as amended to date) is available at http://www.sec.gov, a website maintained by the SEC where Purchaser may view and obtain a copy of the SEC Reports. All of the SEC Reports and other filings required to be filed by the Company have been filed with the SEC for the periods indicated in the definition of SEC Reports, and as of the date filed, each of the SEC Reports were true, accurate and complete in all material respects and did not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Included in the SEC Reports are the Company’s financial statements for the periods required to be presented in such reports (the “Financial Statements”). The Financial Statements (a) have been prepared in accordance with the books of account and records of the Company; (b) fairly present, and are true, correct and complete statements in all material respects of the Company’s financial condition and the results of its operations at the dates and for the periods specified in those statements; and (c) have been prepared in accordance with GAAP consistently applied with prior periods. The Company did not have as of the date of any such balance sheet, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in a balance sheet or the notes thereto prepared in accordance with GAAP, and all assets reflected therein are properly reported and present fairly the value of the assets of the Company, in accordance with GAAP. The statements of operations, stockholders’ equity, and cash flow reflect fairly the information required to be set forth therein by GAAP. To the best of the knowledge after reasonable investigation (“Knowledge”) of Seller and the Company, the Company has no material contingent liabilities, direct or indirect, matured or unmatured, contingent or otherwise. To the Knowledge of Seller and the Company, there are no circumstances, conditions, events or arrangements which have occurred that may hereafter give rise to any material contingent liabilities of the Company resulting from or relating to the Company.

         (H)              Material Changes. Since the date of the latest audited financial statements included within the Disclosure Documents: (i) there has been no event, occurrence or development that has had a Material Adverse Effect, with the exception of the termination of the mining option agreement with OroAndes Resource Corp., (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) accounts payable and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders except in the ordinary course of business consistent with prior practice, or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock except consistent with prior practice or pursuant to existing Company stock option or similar plans, and (v) the Company has not issued any equity securities, with the exception of the securities issued in March 2008.

         (I)              Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the Knowledge of Seller and the Company, threatened against or affecting the Company or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which: (i) adversely affects or challenges the legality, validity or enforceability of this Stock Purchase Agreement or the transfer of the Securities to Purchaser or (ii) would, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

         (J)              Compliance. The Company: (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any material indenture, loan or credit agreement or any other material agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), which default or violation would have or result in a Material Adverse Effect, or (ii) is not in violation of any order of any court, arbitrator or governmental body. No material labor dispute exists or, to the Knowledge of Seller and the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to result in a Material Adverse Effect.

         (K)              Regulatory Permits. The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its business as described in the Disclosure Documents, except where the failure to possess such permits would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and the Company has not received any notice of proceedings relating to the revocation or modification of any Material Permit.

         (L)              Assets. Except as set forth in the Disclosure Documents, the Company has good and marketable title in all real and personal property owned by it that is material to the business of the Company, in each case free and clear of any liens, encumbrances or other restrictions. Any real property and facilities held under lease by the Company are held under valid, subsisting and enforceable leases of which the Company is in compliance.

         (M)              Listing and Maintenance Requirements. The Company’s Common Stock currently trades on the over the counter bulletin board (OTCBB). The Company is, and has no reason to believe that it will not in the foreseeable future continue to be in compliance with the requirements necessary to maintain trading on the OTCBB.

         (N)               Related Party Transactions. Except as set forth in the SEC Reports, none of the officers or directors of the Company and none of the employees of the Company is or has been a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $60,000 other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) for other employee benefits, including stock option agreements under any stock option plan of the Company.

         (O)               Environmental Matters. To the Knowledge of Seller and the Company, no real property owned or leased by the Company presently or in the past has been used to manufacture, treat, store, or dispose of any hazardous substance except in accordance with applicable law and such property is free of all such substances such that the condition of the property is in compliance with applicable Environmental Laws. To the Knowledge of Seller and the Company, the Company and any of its subsidiaries are in compliance with all Environmental Laws applicable to them or their businesses as a result of any hazardous substance utilized by the Company and any of its subsidiaries in their businesses or otherwise placed at any of the facilities owned, leased or operated by the Company and any of its subsidiaries, or in which the Company and any of its subsidiaries have a contractual interest. The Company and any of its subsidiaries have not received any written complaint, notice, order, or citation of any actual, threatened or alleged noncompliance by the Company and any of its subsidiaries with any Environmental Laws, and there is no Litigation pending or threatened against the Company and any of its subsidiaries with respect to any violation or alleged violation of the Environmental Laws, and there is no reasonable basis for the institution of any such litigation. Environmental Laws as used herein means all laws, regulations and other federal, state or local governmental requirements, and all applicable judgments, orders, writs, notices, decrees, permits, licenses, approvals, consents or injunctions relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollutant or toxic or hazardous substance (including, without limitation, asbestos, radioactive material and pesticides).

         (P)       Due Diligence. Seller and the Company have delivered to Purchaser all documentation as requested by Purchaser or his counsel pursuant to that certain due diligence request list sent to Seller or his agent on or about June 16, 2008. Seller has provided all documentation to Purchaser in response to such request for copies of all material contracts, agreements, franchises, license agreements, or other commitments to which the Company is a party or by which it or any of its assets, products, technology, or properties are bound and except for the documentation provided to Purchaser or his counsel, the Company is not a party to any other contracts or agreements required to be delivered to Purchaser in response to such request. Further, any information provided to Purchaser or his counsel are complete and accurate in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

         (Q)

         (R)       Subsidiaries. The Company does not have any subsidiaries and does not own, beneficially or of record, any shares of any other corporation except for Ninakhori Minerales S.A., a wholly owned Ecuadorian subsidiary of the Company that is being sold simultaneously with the Closing of this Stock Purchase Agreement. The value being paid to the Company for Ninakhori Minerales S.A. represents the fair market value of Ninakhori Minerales S.A. and the sale of Ninakhori Minerales S.A. and the sales price is not violation of any of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority.

Taxes.

(i)	The Company and any of its subsidiaries have filed all federal, state, provincial or local income tax returns (the “Tax Returns”) required to be filed by them from inception to the date hereof and all taxes have been paid when due. None of the Tax Returns have been examined by the Internal Revenue Service, Canada Revenue Agency or any state or local regulatory authority. Each of Tax Returns reflect the taxes due for the period covered thereby, except for amounts which, in the aggregate, are immaterial.

(ii)	To the Knowledge of Seller and the Company, the Company and any of its subsidiaries have no liabilities with respect to the payment of any federal, state, provincial or local, or other taxes (including any deficiencies, interest, or penalties). Furthermore, the Company and any of its subsidiaries do not owe any past due accrued and unpaid taxes.

6.	Covenants of the Company.

         (A)        Board Approval. The Company has held a meeting of its board of directors (“Board”) and the Board members have executed a consent which:

(1)	Has approved the sale of Ninakhori Minerales S.A., a wholly owned Ecuadorian subsidiary of the Company that is being sold simultaneously with the Closing of this Stock Purchaser Agreement.

(2)	Agrees to purchase certain intellectual property from Purchaser; and

(3)	Appoints Purchaser as the President, Chief Executive Officer, Treasurer, Secretary, Chief Financial Officer and as a member of the Board of Directors; and

(4)	Has accepted the resignation of Seller from all positions as an officer of the Company and, at the time Purchaser can begin serving as a director of the Company, as a director.

         7.        Additional Agreements.

         (A)        Survival of the Representations and Warranties. The representations and warranties and covenants set forth in Sections 3, 4, 5 and 6 of this Stock Purchase Agreement shall survive the Closing until the expiration of twenty-four (24) months from the Closing Date. No claim for indemnity with respect to breaches of representations and warranties may be brought by any party hereto, other than a claim for fraud or intentional misrepresentation, after expiration of the applicable survival period therefore as set forth in this Section 7(A).

         (B)        Investigation. The representations, warranties, covenants and agreements set forth in this Stock Purchase Agreement shall not be affected or diminished in any way by any investigation (or failure to investigate) at any time by or on behalf of the party for whose benefit such representations, warranties, covenants and agreements were made. All statements contained herein or in any schedule, certificate, exhibit, list or other document required to be delivered pursuant hereto, shall be deemed to be representations and warranties for purposes of this Stock Purchase Agreement; provided, that any knowledge or materiality qualifications contained herein shall be applicable to such other documents.

         (C)        Seller’s Indemnification. Purchaser agrees to indemnify and hold harmless Seller from and against any loss, claim, liability, cost, expense or other damages (including reasonable legal fees and expenses)(a “Seller Loss”) which are caused by or arise out of: (a) any breach or default in the performance by Purchaser of any covenant or agreement made by Purchaser in this Stock Purchase Agreement; (b) any breach of any representation or warranty made by Purchaser in this Stock Purchase Agreement; and (c) any and all Litigation incident to any of the foregoing.

         (D)        Purchasers Indemnification. Seller agrees to indemnify and hold harmless Purchaser from and against any loss, claim, liability, cost, expense or other damages (including reasonable legal fees and expenses)(a “Purchaser Loss”) which is caused by or arise out of: (a) any breach or default in the performance by Seller of any covenant or agreement made by Seller in this Stock Purchase Agreement; (b) any breach of any representation or warranty made by Seller in this Stock Purchase Agreement; and (c) any and all Litigation incident to any of the foregoing.

         (E)        Indemnity Procedure. A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Stock Purchase Agreement is referred to herein as the “Indemnifying Party” and the other party or parties claiming indemnity is referred to as the “Indemnified Party”.

    (i)        An Indemnified Party under this Stock Purchase Agreement shall, with respect to claims asserted against such party by any third party, give written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Stock Purchase Agreement within thirty (30) calendar days of the receipt of any written claim from any such third party, but not later than twenty (20) days prior to the date any answer or responsive pleading is due, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are materially prejudiced.

    (ii)        The Indemnifying Party shall have the right, at its election, to take over the defense or settlement of such claim by giving written notice to the Indemnified Party at least fifteen (15) days prior to the time when an answer or other responsive pleading or notice with respect thereto is required. If the Indemnifying Party makes such election, it may conduct the defense of such claim through counsel of its choosing (subject to the Indemnified Party’s approval of such counsel, which approval shall not be unreasonably withheld), shall be solely responsible for the expenses of such defense and shall be bound by the results of its defense or settlement of the claim. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party, and no such settlement involving any equitable relief or which might have an adverse effect on the Indemnified Party may be agreed to without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld). So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense and the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified Party, unless the named parties to any proceeding include both parties and representation of both parties by the same counsel would be inappropriate. If the Indemnifying Party does not make such election, or having made such election does not, in the reasonable opinion of the Indemnified Party proceed diligently to defend such claim, then the Indemnified Party may (after written notice to the Indemnifying Party), at the expense of the Indemnifying Party, elect to take over the defense of and proceed to handle such claim in its discretion and the Indemnifying Party shall be bound by any defense or settlement that the Indemnified Party may make in good faith with respect to such claim. In connection therewith, the Indemnifying Party will fully cooperate with the Indemnified Party should the Indemnified Party elect to take over the defense of any such claim.

    (iii)        The Parties agree to cooperate in defending such third party claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to any matter for which indemnification is sought hereunder; and the Parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof.

    (iv)        With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five (5) days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. Notwithstanding the foregoing, provided that there is no dispute as to the applicability of indemnification, the reasonable expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party if such expenses are a liability of the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

         8.        Miscellaneous.

         (a)        Entire Agreement. This Stock Purchase Agreement, together with the exhibits attached hereto, contain every obligation and understanding among the Parties relating to the subject matter hereof and merges all prior discussions, negotiations, agreements and understandings, both written and oral, if any, between them, and none of the Parties shall be bound by any conditions, definitions, understandings, warranties or representations other than as expressly provided or referred to herein.

         (b)        Notices. Any notice or other communication or deliveries under this Stock Purchase Agreement shall be in writing and delivered personally or sent by certified mail, return receipt requested, postage prepaid, or sent by prepaid overnight courier to the Parties. The address for such notices and communications shall be to Purchaser at his address set forth on Purchaser Signature Page. The address for any notices sent to Seller shall be at:

Ken Ralfs 9620 Williams Road Richmond British Columbia, Canada V7A IH2

Or to the Company at:

Almadoro Minerals Corp. 9620 Williams Road Richmond British Columbia, Canada V7A IH2

         (c)        Amendments; Waivers. No provision of this Stock Purchase Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by each of Seller, the Company, and Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Stock Purchase Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right. Notwithstanding any of the representations, warranties, acknowledgments or agreements made herein by the Parties, the Parties do not thereby or in any manner waive any rights granted to the Parties under federal or state securities laws.

         (d)        Construction. The headings herein are for convenience only, do not constitute a part of this Stock Purchase Agreement and shall not be deemed to limit or affect any of the provisions hereof.

         (e)        Successors and Assigns. This Stock Purchase Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, personal representatives, legal representatives, and permitted assigns.

         (f)        No Third-Party Beneficiaries. This Stock Purchase Agreement is intended for the benefit of the Parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (g)        Governing Law/Venue. All questions concerning the construction, validity, enforcement and interpretation of this Stock Purchase Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Stock Purchase Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts in Denver, Colorado. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts in Denver, Colorado, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Stock Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The Parties hereby waive all rights to a trial by jury.

         (h)        Counterparts. This Stock Purchase Agreement may be executed in several counterparts and shall constitute one agreement, binding on all Parties hereto, notwithstanding that all Parties are not signatory as to other original or the same counterpart. Facsimile signatures are acceptable.

         (i)        Severability. If any provision of this Stock Purchase Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Stock Purchase Agreement shall not in any way be affected or impaired thereby and the Parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Stock Purchase Agreement.

         (j)        Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, Purchaser and Seller will be entitled to specific performance under this Stock Purchase Agreement. The Parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

        IN WITNESS WHEREOF, Purchaser, Seller, and the Company have duly executed this Stock Purchase Agreement, all as of the date first written above.

PURCHASER:

By:   /s/ Thomas Martin Stemple
Name:   Thomas Martin Stemple
Title:
Address:   14405 W. Colfax Ave., Suite 104, Lakewood, CO 80401

SELLER:

KEN RALFS

By:   /s/ Ken Ralfs
Name:  Ken Ralfs, an individual

ALMADORO MINERALS CORP.

By:   /s/ Ken Ralfs
Name: Ken Ralfs, President